Exhibit (a)(1)(I)
NOTICE OF EXPIRATION OF OFFER AND
ACCEPTANCE OF OPTIONS TENDERED FOR EXCHANGE
We are pleased to announce that we have completed the Company’s stock option exchange program. The offer expired on July 1, 2009 at 5 p.m., Central Time. Following the offer’s expiration, we accepted for exchange options to purchase an aggregate of 2,630,474 shares of our Class A common stock, representing all of the options properly tendered in the offer.
In exchange for the eligible options surrendered in the offer, we have issued new options to purchase up to an aggregate of 1,030,819 shares of the Company’s Class A common stock under the 1996 Plan. Each new option has an exercise price per share of $15.67, the closing price of the Company’s Class A common stock on the Nasdaq Global Select Market on July 2, 2009. Each participating option holder soon will receive a new option agreement that, together with the 1996 Plan, sets forth the terms and conditions of the new options.
If you have any further questions, please contact Debra Watson, by e-mail at dwatson@lamar.com or telephone at (800) 235-2627 (ext. 339), or Tammy Duncan, by e-mail at tduncan@lamar.com or telephone at (800) 235-2627 (ext. 254).